[AMERISAFE LETTERHEAD]

February 19, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Mailstop 6010

Washington, D.C. 20549

Re:	AMERISAFE, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended September 30, 2008
Filed on November 7, 2008
File No. 001-12251

Dear Mr. Rosenberg:

Pursuant to my telephone conversation with Tabatha Akins on February 6, 2009, the Staff provided supplemental comments regarding the responses set forth by AMERISAFE, Inc. (the “Company”) in my letter dated January 9, 2009. The supplemental comments are set forth below in bold type, followed by our response.

Supplemental Comments:

1.	Please revise your disclosure to quantify claims closure rates and the number of open claims for each period presented. Further, please quantify the amount of favorable development attributable to the increase in the claims closure rate.

Company Response: In response to the Staff’s comment regarding claims data, we have revised our proposed disclosure to quantify claims closure rates and the number of open claims for each period presented. Attached to this letter as Annex A is the expanded disclosure that would have appeared in the Company’s Form 10-Q for the period ended September 30, 2008. The additional disclosure has been provided in a tabular format and the related narrative disclosure has been underlined for your reference. The Company will include this type of additional disclosure in future filings of its quarterly Exchange Act reports. The Company currently provides this disclosure annually in its Form 10-K (see page 17 of the Company’s 2007 Form 10-K).

In response to the Staff’s comment regarding favorable development, the Company is unable to quantify the amount of favorable development specifically attributable to the increase in the claims closure rate to a degree of certainty appropriate for inclusion in an Exchange Act filing. In determining whether there has been favorable or unfavorable

Mr. Jim B. Rosenberg

Securities and Exchange Commission

February 19, 2009

development in a particular period, the Company considers a number of variables and uses substantial judgment. Claim closure rates are one of a number of these variables that the Company’s management reviews on a regular basis. As the Company has disclosed previously in its annual Exchange Act reports, these variables also include historical patterns of case development, payment patterns, mix of business, premium rates charged, case reserving adequacy, operational changes, medical and wage inflation, adjustment philosophy, and severity and duration trends. Notwithstanding the foregoing, we believe that the acceleration of our claims closure rate in 2008 contributed to the favorable prior accident year development in 2008.

2.	Please revise your disclosure to disaggregate and quantify the amount of favorable development attributable to accident years 2006 and 2007.

Company Response: In response to the Staff’s comment, we have revised our disclosure to disaggregate and quantify the amount of favorable, or unfavorable, development attributable to accident years 2007, 2006 and, collectively, all accident years prior to 2006. Attached to this letter as Annex A is our revised disclosure that would have appeared in the Company’s Form 10-Q for the period ended September 30, 2008. The additional disclosure is presented in tabular format and the related narrative disclosure has been underlined for your reference. The Company will include this type of additional disclosure in future filings of its quarterly and annual Exchange Act reports.

3.	Explain why no favorable or unfavorable development was recognized in the 2007 periods.

Company Response: For the three and nine months ended September 30, 2007, the Company did not record any prior accident year development. The Company did record $9.5 million of favorable prior accident year development in the three months ended December 31, 2007. As previously disclosed, in 2005, the Company recorded $21.9 million of unfavorable prior accident year development, which included $13.2 million related to the commutation of certain reinsurance contracts. The Company also recorded unfavorable prior accident year development in 2004 and 2003.

As reported in Item 6 “Selected Financial Data” in the 2007 Form 10-K, the Company reported a current accident year loss ratio of 70.6% in 2003, 68.5% in 2004, 71.0% in 2005, 67.4% in 2006 and 67.8% in 2007.

Throughout 2006 and the first nine months of 2007, the Company observed underwriting results that were, in general, better than historical loss patterns. However, the Company is also aware that as a result of its focus on lower frequency, high severity business, the Company’s loss and loss adjustment expenses are subject to volatility as further information becomes available regarding outstanding claims, in particular in the more recent accident years.

Mr. Jim B. Rosenberg

Securities and Exchange Commission

February 19, 2009

As disclosed in the 2007 Form 10-K, the estimate for loss reserves is inherently uncertain and establishing these reserves requires substantial judgment. The Company’s decision not to record any favorable or unfavorable development for prior accident years during the first nine months ended September 30, 2007, was impacted by management’s concerns regarding the potential for recognizing favorable development prematurely in light of the unfavorable development in 2003, 2004 and 2005 and its expectation that the 2006 and 2007 accident years would over time develop in a manner more consistent with historical trends. The Company established its loss reserves at the end of each of the first three quarters in 2007 using its best judgment.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me at (337) 463-9052, or by facsimile at (337) 462-5519.

Very truly yours,

AMERISAFE, Inc.

/s/ G. Janelle Frost
G. Janelle Frost
Executive Vice President and Chief Financial Officer

cc:	C. Allen Bradley
Geoffrey R. Banta
Todd Walker
AMERISAFE, Inc.

James E. O’Bannon
Jones Day

Peter Cangany
Ernst & Young LLP

Tabatha Akins
Securities and Exchange Commission

ANNEX A

The following disclosure would have appeared at the end of Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company’s Form 10-Q for the period ended September 30, 2008. The additional narrative disclosure included in response to the Staff’s supplemental comments has been underlined.

* * * * *

Prior Year Development

The Company recorded favorable prior accident year development of $6.6 million and $11.1 million, respectively, in the three and nine months ended September 30, 2008. The table below sets forth the favorable or unfavorable development in each of these periods for accident years 2007 and 2006 and, collectively, all accident years prior to 2006.

	Favorable/(Unfavorable) Development
Accident Year	Three Months Ended September 30, 2008	Nine Months Ended September 30, 2008
	(in millions)
2007	$7.5	$(9.0)
2006	3.8	12.2
Prior to 2006	(4.7)	7.9

Total net development	$6.6	$11.1

In recent periods, we increased our efforts to close prior year claims in those circumstances where the claim could be settled for less than the corresponding case reserve amount (which amount represents estimated ultimate cost to settle the claim, undiscounted). As a result of these efforts, our claims closure rate accelerated in 2008, which in turn contributed to favorable prior accident year development recorded in 2008. While we intend to continue to seek to settle claims on a more accelerated basis, we do not presently anticipate that the claims closure rate will continue to increase as the number of existing, prior year open claims decreases, on a percentage basis, compared to the total number of open claims.

The table below sets forth the number of open claims as of September 30, 2008 and 2007, and the numbers of claims reported and closed during each of the three- and nine-month periods ended September 30, 2008 and 2007.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Open claims at beginning of period	5,133	5,828	5,300	5,694
Claims reported	1,776	1,815	4,889	5,233
Claims closed	(1,788)	(1,835)	(5,068)	(5,119)

Open claims at end of period	5,121	5,808	5,121	5,808

A-1

At September 30, 2008, our case incurred amounts for certain accident years, particularly 2006 and 2007, have not developed to the degree management previously expected. The assumptions we used in establishing our reserves for these accident years were based on our 22 years of historical claims data. However, as of September 30, 2008, actual results for these two accident years have been better than our assumptions would have predicted. We do not presently intend to modify our assumptions for establishing reserves in light of these recent results for the 2006 and 2007 accident years. However, if actual results for current and future accident years are consistent with, or better than, our results in these recent accident years, our historical claims data will reflect this change and, over time, will impact the reserves we establish for future claims.

Our reserves for loss and loss adjustment expenses are inherently uncertain and our focus on providing workers’ compensation insurance to employers engaged in hazardous industries results in our receiving relatively fewer, but more severe claims than many other workers’ compensation insurance companies. As a result of this focus on higher severity, lower frequency business, our reserve for loss and loss adjustment expenses may have greater volatility than other workers’ compensation insurance companies. For additional information, see “Business—Loss Reserves” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Overview” in our 2007 Form 10-K.

A-2